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                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
ATOFINA Capital Accumulation Plan:

We consent to the incorporation by reference in the Registration Statement (No. 2-89230) on Form S-8 of ATOFINA Petrochemicals, Inc. of our report dated June 27, 2003, with respect to the statements of net assets available for plan benefits of ATOFINA Capital Accumulation Plan as of December 31, 2002 and 2001, the statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of ATOFINA Capital Accumulation Plan.

/s/ KPMG LLP
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Houston,Texas
June 27, 2003